SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                         -----------------------------

                                   FORM 11-K

       [  ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

            For the year ended May 31, 1995

                                      OR

       [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ________ to ________


                         Commission File Number 0-11069

                           -------------------------

        A.   Full Title of the Plan

             Interpoint Corporation Savings and Investment Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

             Interpoint Corporation
             10301 Willows Road
             Redmond, Washington  98073-9705

             Financial Statements and Exhibits

             a)  Financial Statements

                 Report of Independent Accountants

                 Statements of Net Assets Available for Plan
                  Benefits as of May 31, 1995 and 1994

                 Statements of Changes in Net Assets Available
                  for Plan Benefits for the years ended
                  May 31, 1995 and 1994

                 Notes to Financial Statements

                 Schedule I - Schedule of Assets held for
                  Investment at May 31, 1995

                 Schedule II - Schedule of Reportable
                  Transactions for year ended May 31, 1995

             b)  Exhibits

                 Consent of Independent Accountants

                                 SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the employee benefit plan administrators have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.

                                          INTERPOINT CORPORATION SAVINGS
                                          AND INVESTMENT PLAN
                                          ------------------------------
                                                    Registrant

Dated: November 27, 1995              By: /s/Peter H. van Oppen
       -----------------                  ------------------------------
                                          Peter H. van Oppen
                                          Chairman and CEO
                                          Interpoint Corporation

                      Report of Independent Accountants


To the Participants and Administrator of the Interpoint Corporation Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Interpoint Corporation Savings and Investment Plan at May 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsbility is to express an opinoin on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Schedules I and II have been subjected to the auditng procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schedules I and II that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the plan trustee, the gain or loss on sales transactions, or the aggregate number of transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/Price Waterhouse LLP
Seattle, Washington
November 21, 1995

Interpoint Corporation
Savings and Investment Plan

Statement of Net Assets Available for Plan Benefits
                                                            May 31,
                                                   -------------------------
                                                      1995          1994
                                                   -----------   -----------
Assets

Investments, at fair value

  Connecticut General Life Insurance Company
    Guaranteed Funds                               $ 1,838,786   $ 1,502,789
    Stock Market Index Fund                            130,240        86,645
  Janus Fund                                         1,088,119       832,208
  Fidelity Advisor Income & Growth Fund              1,013,561       727,619
  Interpoint Stock Fund                                338,908       264,402
  Loans to participants                                299,049       275,342
                                                   -----------   -----------

                                                     4,708,663     3,689,005

Contributions receivable                                36,045        27,921
                                                   -----------   -----------

     Net assets available for plan benefits        $ 4,744,708   $ 3,716,926
                                                   ===========   ===========

Interpoint Corporation
Savings and Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits
                                                       Year ended May 31,
                                                   -------------------------
                                                      1995          1994
                                                   -----------   -----------
Additions to net assets attributed to:
  Investment income
   Interest                                        $    20,578   $   114,317
   Dividends                                            17,996        53,373
   Net appreciation in fair value of investments       248,747        58,609
                                                   -----------   -----------

                                                       287,321       226,299
                                                   -----------   -----------

   Less investment expenses                               (693)
                                                   -----------   -----------
  Contributions
   Employer                                             59,916        44,601
   Participant                                         841,915       572,444
                                                   -----------   -----------

                                                       901,831       617,045
                                                   -----------   -----------

       Total additions                               1,188,459       843,344

Deductions from net assets attributed to
  Benefits paid to participants                       (160,677)     (259,015)
                                                   -----------   -----------

Net increase                                         1,027,782       584,329

Net assets available for plan benefits:
  Beginning of year                                  3,716,926     3,132,597
                                                   -----------   -----------

  End of year                                      $ 4,744,708   $ 3,716,926
                                                   ===========   ===========

Interpoint Corporation
Savings and Investment Plan

Notes to Financial Statements
May 31, 1995 and 1994


1.  Description of the Plan

    General
    The Interpoint Corporation Savings and Investment Plan (the Plan) was established on June 1, 1986 as a defined contribution profit-sharing plan to encourage long-term savings by employees and to supplement retirement income.

    Participation
    All regular full-time and part-time employees of Interpoint Corporation (the Company) are eligible to participate in the Plan.

    Employer contributions
    The Company may elect to make contributions to the Plan in an amount determined by the Board of Directors. It is the Company's policy to make matching contributions equal to 50% of each participant's eligible contributions up to a maximum matching contribution of $150 per participant. All matching contributions made by the Company are invested in common stock of the Company.

    Participant contributions
    Participants may contribute to the Plan through payroll deductions from 1% to 15% (in whole percentage points) of their gross compensation up to the calendar-year limit imposed by the Internal Revenue Service. Contributions may be suspended at any time by the participant. However, contribution reinstatement and changes in the amount contributed are only allowed each June 1 and December 1.

    Vesting
    Participant contributions and allocated earnings thereon are 100% vested immediately. Employer contributions vest at the rate of 25% per plan year in which a participant works more than 1,000 hours, from the date of employment.

    Allocation to participants' accounts
    Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contributions and plan earnings. Plan earnings are allocated to active participants of the Plan according to a weighted average allocation method. During fiscal year 1995 approximately $1,500 of employer matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts remain in the Plan and reduce the Company's contributions.

    Benefit payments
    Participants are eligible to receive 100% of their account balance on their normal or deferred retirement date, at termination, at death, or at total disability, as defined by the plan document. Although it is not the current intention of the Company, in the event of termination of the Plan, all participants' accounts would become fully vested and would be distributed upon liquidation of the Plan's assets.

    Administrative expenses
    Administrative expenses of the Plan are paid by the Company.
    Administrative expenses paid by the Company on behalf of the Plan were approximately $35,000 for each of the years ended May 31, 1995 and 1994, respectively.

    Participant loans
    The Plan allows for loans to be made to plan participants. These loans are restricted in amount by the balance of each participant's account and are repaid, including interest at the prime rate plus two, over a period of no more than 15 years for loans to purchase a primary residence and over a period of no more than five years for all other loans. Participant loans are valued at cost which approximates fair value and are treated as direct investments of the participants.

2.  Summary of accounting policies

    Basis of accounting
    The financial statements of the Plan have been prepared on the accrual basis of accounting.

    Investments
    Investments in pooled funds and marketable equity securities are valued at quoted market values at the end of the plan year. Investments in guaranteed investment contracts are stated at cost plus interest earned net of benefit payments.

    Reclassification
    Certain reclassifications have been made to the 1994 financial statements to conform with 1995 classifications. These reclassifications have no effect on the net assets available for plan benefits as previously reported.

3.  Investments

    The following were the investment funds during the plan year:

    CONNECTICUT GENERAL LIFE INSURANCE COMPANY (CIGNA) GUARANTEED LONG-TERM FUND AND GUARANTEED SHORT-TERM FUND - Contributions are invested with CIGNA under contract. The contract provides a projected interest rate announced by CIGNA each calendar year. Principal and earned interest are guaranteed by CIGNA.

    CONNECTICUT GENERAL LIFE INSURANCE COMPANY STOCK MARKET INDEX FUND - This market fund primarily consists of S&P 500 Stocks.

    JANUS FUND - This mutual fund primarily consists of blue chip stocks.

    FIDELITY ADVISOR INCOME & GROWTH FUND - This mutual fund primarily consists of equity securities (such as preferred and common stocks that pay a combination of dividends and capital gains), convertible securities and fixed-income securities (bonds).

    INTERPOINT STOCK FUND - This fund consists of Interpoint common stock. Contributions include the Company's matching contribution and participant contributions and transfers.

Interpoint Corporation
Savings and Investment Plan

Notes to Financial Statements
May 31, 1995 and 1994

Changes in net assets available for benefits by investment account for the year ended May 31, 1995 are as follows:

                          CIGNA Guaranteed   CIGNA               Fidelity
                          -----------------  Stock               Advisor    Inter-            Contri-
                          Long-      Short-  Market              Income &   point    Partici- butions
                          Term       Term    Index    Janus      Growth     Stock    pant     Receiv-
                          Fund       Fund    Fund     Fund       Fund       Fund     Loans    able    Total

Additions to net assets
 attributed to
  Investment income
    Interest              $    9,984 $   532 $    499 $      4,692 $    4,107 $    764                  $   20,578
    Dividends                                               17,996                                          17,996
    Net appreciation in
     fair value of
     investment               90,227   1,328   18,406       94,231     40,972    3,583                     248,747

    Less investment expenses                                                       (693)                       (693)

  Contributions
    Employer                                                                     58,744          $ 1,172     59,916
    Participant              295,030  19,854   36,210    153,942    271,661   30,345           34,873    841,915
                          ---------- ------- -------- ---------- ----------

     Total additions         395,241  21,714   55,115    270,861    316,740   92,743           36,045  1,188,459

Deductions from net assets
  Benefits paid to
   participants              (34,582)   (833) (14,621)   (69,757)   (22,771) (18,113)                   (160,677)
                          ---------- ------- -------- ---------- ---------- --------          ------- ----------
Net increase prior to
 interfund transfers         360,659  20,881   40,494    201,104    293,969   74,630           36,045  1,027,782
Interfund transfers          (46,945)  1,402    3,101     54,807     (8,027)    (124)$ 23,707 (27,921)         0
                          ---------- ------- -------- ---------- ---------- -------- -------- ------- ----------

Net increase (decrease)      313,714  22,283   43,595    255,911    285,942   74,506   23,707   8,124  1,027,782

Net assets available for
 plan benefits
  Beginning of year        1,476,295  26,494   86,645    832,208    727,619  264,402  275,342  27,921  3,716,926
                          ---------- ------- -------- ---------- ---------- -------- -------- ------- ----------

  End of year             $1,790,009 $48,777 $130,240 $1,088,119 $1,013,561 $338,908 $299,049 $36,045 $4,744,708
                          ========== ======= ======== ========== ========== ======== ======== ======= ==========

Interpoint Corporation
Savings and Investment Plan

Notes to Financial Statements
May 31, 1995 and 1994

Changes in net assets available for benefits by investment account for the year ended May 31, 1994 are as follows:

                                                                            UNUM
                                             CIGNA               Fidelity   Guaran-
                          CIGNA Guaranteed   Stock               Advisor    teed     Inter-           Contri-
                          Long-      Short-  Market              Income &   Long-    point    Parti-  butions
                          Term       Term    Index    Janus      Growth     Term     Stock    cipant  Receiv-
                          Fund       Fund    Fund     Fund       Fund       Fund     Fund     Loans   able    Total
Additions to net assets
 attributed to
  Investment income
    Interest              $   90,417 $ 1,163 $    151 $    2,872 $    2,448 $ 16,943 $     323                  $   114,317
    Dividends                                             53,373                                                     53,373
    Net appreciation in fair
     value of investment                        2,373     (3,583)     9,911             49,908                       58,609

    Less investment expenses

  Contributions
    Employer                                                                            43,014          $  1,587     44,601
    Participant              241,372   6,714   16,565    145,168    123,381             12,910            26,334    572,444
                          ---------- ------- -------- ---------- ---------- --------- -------- -------- -------- ----------

      Total additions        331,789   7,877   19,089    197,830    135,740    16,943  106,155            27,921    843,344

Deductions from net assets
  Benefits paid to
   participants              (76,413)   (797) (11,598)   (96,389)   (39,149)  (14,250) (20,419)                    (259,015)
                          ---------- ------- -------- ---------- ---------- --------- -------- -------- -------- ----------
Net increase prior to
 interfund transfers         255,376   7,080    7,491    101,441     96,591     2,693   85,736            27,921    584,329
Interfund transfers          117,115  (7,652)  19,817     (5,776)   190,309  (367,299)  (7,672)$ 90,081  (28,923)         0
                          ---------- ------- -------- ---------- ---------- --------- -------- -------- -------- ----------

Net increase (decrease)      372,491    (572)  27,308     95,665    286,900  (364,606)  78,064   90,081  (1,002)   584,329

Net assets available for
 plan benefits
  Beginning of year        1,103,804  27,066   59,337    736,543    440,719   364,606  186,338  185,261  28,923  3,132,597
                          ---------- ------- -------- ---------- ---------- --------- -------- -------- ------- ----------

  End of year             $1,476,295 $26,494 $ 86,645 $  832,208 $  727,619 $       0 $264,402 $275,342 $27,921 $3,716,926
                          ========== ======= ======== ========== ========== ========= ======== ======== ======= ==========

Interpoint Corporation
Savings and Investment Plan

Notes to Financial Statements
May 31, 1995 and 1994


4.  Federal income taxes

    The Company has received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

5.  Reconciliation to IRS Form 5500

    The May 31, 1995 and 1994 financial statements include a contributions receivable accrual of $36,045 and $27,921, respectively, that is not included in the Form 5500.

Interpoint Corporation
Savings and Investment Plan

Additional Information - Schedule I
Item 27a Form 5500 - Schedule of Assets Held for Investment Purposes
May 31, 1995
                                                               Cost
                                        Description            of
                                        of           Shares/   asset Current
Identity of Issue                       investment   units     <F1>  value
Mutual Funds:

  Connecticut General Life Insurance    Open-end
    Company Stock Market Index Fund     mutual fund    5,114   <F1>  $  130,240

  Janus Fund                            Open-end
                                        mutual fund   51,496   <F1>    1,088,119

  Fidelity Advisor Income               Open-end
    & Growth Fund                       mutual fund   52,228   <F1>    1,013,561

Common stocks:

  Interpoint Corporation                Class A       37,656   <F1>      338,908

Guaranteed investment contract:

  Connecticut General Life Insurance
    Company
      Guaranteed long-term fund         7.42%                  N/A    1,790,009
      Guaranteed short-term fund        3.15%                  N/A       48,777

  Loans to participants                 Due 06/01/95 -
                                        06/01/10 @
                                        Prime + 2%                      299,049
                                                                     ----------

                                                                     $4,708,663
                                                                     ==========

<F1>
Data is not available due to limitations in the custodian's reporting system.

Interpoint Corporation
Savings and Investment Plan

Additional Information - Schedule II
Item 27d Form 5500 - Schedule of Reportable Transactions <F1>
Year Ended May 31, 1995
                                        Number
                           Description  of trans-   Purchase  Selling     Lease    Expense  Cost of    Net gain
Party involved             of asset     actions     price     price       rental   incurred asset      or (loss)
Series of transactions:

Connecticut General Life   Guaranteed   N/A <FN2>   $438,094  $219,519     -       -       N/A <FN2>   N/A <FN2>
 Insurance Company         Long-Term
                           Fund
Fidelity Advisor           Income and   N/A <FN2>    345,282   100,313     -       -        N/A <FN2>  N/A <FN2>
                           Growth Fund

Janus                      Janus Fund   N/A <FN2>    273,703   112,023     -       -        N/A <FN2>  N/A <FN2>


<F1>
Transactions or series of transactions in excess of 5 percent the current value of the Plan's assets as of May 31, 1994 (as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.)
<F2>
Data is not available due to limitations in the custodian's reporting system.

